EXHIBIT 12

                         PEPSICO, INC. AND SUBSIDIARIES
                     Computation of Ratio of Earnings to Fixed Charges
                  (in millions except ratio amounts, unaudited)

                                                       12 Weeks Ended
                                                      3/20/99    3/21/98
                                                      -------    -------
Earnings:                                                 (b)

Income before income taxes...................           $ 491      $ 546

Joint ventures and minority interests, net...               2          3

Amortization of capitalized interest.........               6          1

Interest expense.............................             124         76

Interest portion of rent expense (a).........              11         11
                                                        -----      -----

  Earnings available for fixed charges.......           $ 634      $ 637
                                                        =====      =====

Fixed Charges:

Interest expense.............................           $ 124      $  76

Capitalized interest.........................               2          4

Interest portion of rent expense (a).........              11         11
                                                        -----      -----

  Total fixed charges........................           $ 137      $  91
                                                        =====      =====

Ratio of Earnings to Fixed Charges...........            4.63       7.00
                                                        =====      =====


(a) One-third of net rent expense is the portion deemed representative of the interest factor.
(b) Includes the impact of an asset impairment and restructuring charge of $65. Excluding the charge, the ratio of earnings to fixed charges would have been 5.10.











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